UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2010
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2010

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended March 31,
	2010	2009
	$	$

REVENUES (including $37,780 and $36,094 for 2010 and 2009, respectively, from related parties — notes 9a, 9b, 9c and 9d)	218,797	206,837

OPERATING EXPENSES
Voyage expenses	34,954	24,813
Vessel operating expenses (including $nil for 2010 and $333 for 2009 from related parties — note 9k, note 10)	57,567	60,623
Time-charter hire expense (including $nil for 2010 and $1,800 for 2009 from related parties — note 9j)	25,038	32,145
Depreciation and amortization	41,235	40,164
General and administrative (including $10,304 and $10,665 for 2010 and 2009, respectively, from related parties — notes 9e, 9f, 9g, 9h and 9k, note 10)	14,469	12,687
Restructuring charge (note 7)	119	2,201

Total operating expenses	173,382	172,633

Income from vessel operations	45,415	34,204

OTHER ITEMS
Interest expense (including ($1,350) and ($2,823) for 2010 and 2009, respectively, from related parties — note 9k, note 6)	(7,978)	(13,391)
Interest income	163	828
Realized and unrealized (losses) gains on non-designated derivatives (including $ nil for 2010 and $3,434 for 2009 from related parties — note 9k, note 10)	(22,124)	21,018
Foreign currency exchange gain (loss) (note 10)	636	(1,748)
Other income — net (note 8)	2,354	3,078

Total other items	(26,949)	9,785

Income before income tax recovery (expense)	18,466	43,989
Income tax recovery (expense) (note 11)	7,263	(7,841)

Net income	25,729	36,148

Non-controlling interest in net income	10,849	14,676
Dropdown Predecessor’s interest in net income (note 1)	—	4,532
General partner’s interest in net income	1,018	616
Limited partners’ interest: (note 13)
Net income	13,862	16,324
Net income per:
- Common unit (basic and diluted)	0.36	0.54
- Subordinated unit (basic and diluted)	—	0.54
- Total unit (basic and diluted)	0.36	0.54

Weighted average number of units outstanding: (note 13)
- Common units (basic and diluted)	38,206,000	20,425,000
- Subordinated units (basic and diluted)	—	9,800,000
- Total units (basic and diluted)	38,206,000	30,225,000

Cash distributions declared per unit	0.45	0.45

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2010	2009
	$	$
ASSETS
Current
Cash and cash equivalents (note 6)	136,609	101,747
Accounts receivable	64,144	66,976
Net investment in direct financing leases — current	20,093	20,641
Prepaid expenses	33,004	33,936
Due from affiliates (note 9l)	24,144	17,673
Current portion of derivative instruments (note 10)	3,392	6,152
Other current assets	1,248	1,399

Total current assets	282,634	248,524

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $1,032,531 (December 31, 2009 — $993,330)	1,913,927	1,917,248

Deposit paid in the acquisition of Falcon Spirit (note 16)	43,400	—
Net investment in direct financing leases	31,341	35,620
Derivative instruments (note 10)	582	2,195
Other assets	18,853	20,226
Intangible assets — net (note 5)	34,749	36,885
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,452,599	2,387,811

LIABILITIES AND TOTAL EQUITY
Current
Accounts payable	11,238	13,984
Accrued liabilities	53,625	59,714
Due to affiliate (note 9l)	50,742	39,876
Current portion of long-term debt (note 6)	120,143	108,159
Current portion of derivative instruments (note 10)	32,954	31,852

Total current liabilities	268,702	253,585

Long-term debt (including a loan due to parent of $nil and $60,000 as at March 31, 2010 and December 31, 2009, respectively, — note 6)	1,558,494	1,627,455
Deferred income tax	7,685	16,481
Derivative instruments (note 10)	47,358	38,327
Other long-term liabilities	17,759	18,439

Total liabilities	1,899,998	1,954,287

Commitments and contingencies (notes 6, 10 and 12)

Redeemable non-controlling interest (note 1)	43,132	—

Total equity
Partners’ equity	302,619	213,065
Non-controlling interest	206,847	219,692
Accumulated other comprehensive income	3	767

Total equity	509,469	433,524

Total liabilities and equity	2,452,599	2,387,811

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2010	2009
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	25,729	36,148
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 10)	13,010	(36,245)
Depreciation and amortization	41,235	40,164
Deferred income tax (recovery) expense	(8,751)	7,783
Foreign currency exchange (gain) loss and other	1,631	938
Change in non-cash working capital items related to operating activities	686	16,698
Expenditures for drydocking	(1,160)	(4,571)

Net operating cash flow	72,380	60,915

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	62,000	—
Scheduled repayments of long-term debt	(8,814)	(7,182)
Prepayments of long-term debt	(110,163)	(30,977)
Advances to affiliates	(44,410)	—
Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg (note 9k)	—	18,810
Proceeds from equity offering	100,581	—
Expenses from equity offering	(4,452)	—
Cash distributions paid by the Partnership	(17,665)	(14,447)
Cash distributions paid by subsidiaries to non-controlling interest	(19,472)	(13,879)
Other	333	(68)

Net financing cash flow	(42,062)	(47,743)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(283)	(2,486)
Investment in direct financing lease assets	(886)	—
Direct financing lease payments received	5,713	5,529

Net investing cash flow	4,544	3,043

Increase in cash and cash equivalents	34,862	16,215
Cash and cash equivalents, beginning of the period	101,747	132,348

Cash and cash equivalents, end of the period	136,609	148,563

Supplemental cash flow disclosure (note 14)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
						Accumulated
						Other
						Comprehensive	Non-		Redeemable
					General	Income (Loss)	controlling	Total	Non-controlling
	Common		Subordinated		Partner	(Note 10)	Interest	Equity	Interest
	Units	$	Units	$	$	$	$	$	$
Balance as at December 31, 2009	27,900	348,071	9,800	(143,590)	8,584	767	219,692	433,524	—

Conversion of subordinated units to common units (note 13)	9,800	(143,590)	(9,800)	143,590	—	—	—	—
Net income		13,862		—	1,018		11,003	25,883	(154)
Unrealized net loss on qualifying cash flow hedging instruments (note 10)		—		—	—	(1,128)	(1,083)	(2,211)
Realized net loss on qualifying cash flow hedging instruments (note 10)		—		—	—	364	349	713
Proceeds from follow-on public offering, net of offering costs (note 3)	5,060	94,117		—	2,012	—	—	96,129
Dilution loss on initiation of majority owned subsidiary (note 12a)	—	(3,714)			(76)		(3,642)	(7,432)	7,432
Equity contribution from non-controlling interest (note 12a)		—		—	—	—	—	—	35,854
Cash distributions		(16,965)		—	(700)	—	(19,472)	(37,137)

Balance as at March 31, 2010	42,760	291,781	—	—	10,838	3	206,847	509,469	43,132

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars and units)

	Three Months Ended March 31,
	2010	2009
	$	$

Net income	25,729	36,148

Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments (net of tax of ($116) for 2009, note 10)	(2,211)	2,659
Realized net loss on qualifying cash flow hedging instruments (net of tax of ($138) for 2009, note 10)	713	5,825

Other comprehensive (loss) income	(1,498)	8,484

Comprehensive income	24,231	44,632
Less: Comprehensive income attributable to non-controlling interests	(10,115)	(18,514)
Less: Comprehensive income attributable to Dropdown Predecessor	—	(5,184)

Comprehensive income attributable to partners	14,116	20,934

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Summary of Significant Accounting Policies
Basis of presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2009, which are included in our Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.

As required by Financial Accounting Standards Board (or FASB) ASC 805, Business Combinations, the Partnership accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.

On September 10, 2009, the Partnership acquired from Teekay Corporation the floating production storage and offloading (or FPSO) unit, the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy. This transaction was deemed to be a business acquisition between entities under common control. As a result, the Partnership’s statement of income and the Partnership’s statement of cash flows for the three months ended March 31, 2009 have been retroactively adjusted to include the results of the acquired vessel (referred to herein as the Dropdown Predecessor), from the date that the Partnership and the acquired vessel were both under common control of Teekay Corporation and had begun operations. Teekay Corporation acquired a 65% interest in the Petrojarl Varg on October 1, 2006, and acquired the remaining 35% interest on June 30, 2008.

For the three months ended March 31, 2009, the effect of adjusting the Partnership’s financial statements to account for the common control transfer increased the Partnership’s net income by $4.5 million, and increased comprehensive income by $5.2 million.

The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within the equity section, but separate from the Partners’ equity. However, in instances in which certain redemption features that are not solely within the control of the issuer are present, classification of non-controlling interests outside of permanent equity is required. The holder of the non-controlling interest of one of OPCO’s subsidiaries holds a put option which, if exercised, would obligate OPCO to purchase the non-controlling interest (see Note 12a). As a result, the non-controlling interest that is subject to this redemption feature is not included as part of the Partnership’s equity and is presented as redeemable non-controlling interest above the equity section but below the liabilities section on the Partnership’s consolidated balance sheet.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period primarily related to the presentation of crew training costs in the consolidated statements of income. Crew training expenses of $0.7 million were previously recorded in general and administrative expenses in the prior year and have been reclassified to vessel operating expenses for comparative purposes in the consolidated statements of income.

Changes in Accounting Policies

In January 2009, the Partnership adopted an amendment to FASB ASC 810, Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

2.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Due to / from affiliates — The fair value of the amounts due to and from affiliates approximate their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.

Long-term debt — The fair values of the Partnership’s variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Derivative instruments — The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account the fixed interest rate in the interest rate swaps, current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for these financial instruments that are measured at fair value on a recurring basis are as follows:

		March 31, 2010
	Fair Value	Carrying Amount	Fair Value
	Hierarchy	Asset (Liability)	Asset (Liability)
	Level(1)	$	$
Cash and cash equivalents		136,609	136,609
Due from affiliate (note 9l)		24,144	24,144
Due to affiliate (note 9l)		(50,742)	(50,742)
Long-term debt		(1,678,637)	(1,569,948)
Derivative instruments (note 10)
Interest rate swap agreements(2)	Level 2	(88,565)	(88,565)
Foreign currency forward contracts	Level 2	2,249	2,249

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)	The fair value of the Partnership’s interest rate swap agreements includes $10.0 million of accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.
The Partnership has determined that there are no non-financial assets or non-financial liabilities carried at fair value at March 31, 2010.
3.	Public Offering

On March 22, 2010, the Partnership completed a public offering of 4.4 million common units at a price of $19.48 per unit, for gross proceeds of $87.5 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 660,000 units on March 22, 2010, providing additional gross proceeds of $13.1 million (including the general partner’s $0.3 million proportionate capital contribution). The Partnership used the total net proceeds of $96.1 million from the equity offering to repay the remaining $60.0 million of the Teekay Corporation vendor financing related to the acquisition of the Petrojarl Varg (see Note 6) and to finance a portion of the acquisition of Teekay Corporation’s interest in a floating, storage and offloading (or FSO) unit, the Falcon Spirit, together with operations and time charter contract for approximately $43 million on April 1, 2010 (see Note 16).

4.	Segment Reporting

The Partnership has four reportable segments: its shuttle tanker segment; its conventional tanker segment; its FSO segment, and its FPSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO unit subject to operations and charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following tables include results for these segments for the periods presented in these consolidated financial statements:

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Three Months ended March 31, 2010	Segment	Segment	Segment	Segment	Total

Revenues	141,993	31,565	18,017	27,222	218,797
Voyage expenses	29,054	5,651	249	—	34,954
Vessel operating expenses	34,163	5,714	7,564	10,126	57,567
Time-charter hire expense	25,038	—	—	—	25,038
Depreciation and amortization	24,955	5,742	5,417	5,121	41,235
General and administrative (1)	11,260	1,193	670	1,346	14,469
Restructuring charge	119	—	—	—	119

Income from vessel operations	17,404	13,265	4,117	10,629	45,415

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Three Months ended March 31, 2009	Segment	Segment	Segment	Segment	Total

Revenues	138,135	30,201	15,089	23,412	206,837
Voyage expenses	18,238	6,339	236	—	24,813
Vessel operating expenses	39,996	5,600	5,822	9,205	60,623
Time-charter hire expense	32,145	—	—	—	32,145
Depreciation and amortization	23,155	5,974	5,402	5,633	40,164
General and administrative (1)	9,574	1,224	440	1,449	12,687
Restructuring charge	2,201	—	—	—	2,201

Income from vessel operations	12,826	11,064	3,189	7,125	34,204

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2010	December 31, 2009
	$	$
Shuttle tanker segment	1,509,838	1,516,988
Conventional tanker segment	313,935	317,690
FSO segment	100,394	103,622
FPSO segment	319,416	324,912
Unallocated:
Cash and cash equivalents	136,609	101,747
Other assets	72,407	22,852

Consolidated total assets	2,452,599	2,387,811

5.	Intangible Assets
As at March 31, 2010, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Contracts of affreightment (shuttle tanker segment)	124,250	(90,136)	34,114
Time-charter contracts (FPSO segment)	353	(108)	245
Other intangible assets (FPSO segment)	390	—	390

	124,993	(90,244)	34,749

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at December 31, 2009, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Contracts of affreightment (shuttle tanker segment)	124,250	(88,016)	36,234
Time-charter contracts (FPSO segment)	353	(92)	261
Other intangible assets (FPSO segment)	390	—	390

	124,993	(88,108)	36,885

Aggregate amortization expense of intangible assets for the three months ended March 31, 2010 was $2.1 million (2009 — $2.3 million), included in depreciation and amortization on the consolidated statements of income. Amortization of intangible assets for the next five years subsequent to March 31, 2010 is expected to be $6.0 million (remainder of 2010), $7.1 million (2011), $6.1 million (2012), $5.1 million (2013), and $4.0 million (2014).

6.	Long-Term Debt

	March 31, 2010	December 31, 2009
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,414,963	1,406,974
U.S. Dollar-denominated Term Loan Due to Parent	—	60,000
U.S. Dollar-denominated Term Loans due through 2017	263,674	268,640

Total	1,678,637	1,735,614
Less current portion	120,143	108,159

Long term portion	1,558,494	1,627,455

As at March 31, 2010, the Partnership had eight long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.58 billion, of which $164.5 million was undrawn. The total amount available under the revolving credit facilities reduces by $152.6 million (remainder of 2010), $173.3 million (2011), $183.0 million (2012), $329.5 million (2013), $638.0 million (2014) and $102.9 million (thereafter). Five of the revolving credit facilities are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require Teekay Offshore Operating L.P. (or OPCO) to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. One of the revolving credit facilities is guaranteed by the Partnership for all outstanding amounts and contains covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 34 of the Partnership’s vessels, together with other related security.

The Partnership had a U.S. Dollar-denominated term loan outstanding from Teekay Corporation, which, as at December 31, 2009, totaled $60 million. This amount was repaid during the quarter using proceeds from the March 22, 2010 public offering (see Note 3).

As at March 31, 2010, the Partnership’s six 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $263.7 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2017. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at March 31, 2010, the Partnership had guaranteed $83.7 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $131.9 million and $48.1 million, respectively.

Interest payments on the revolving credit facilities and the term loans (excluding the term loan due to parent) are based on LIBOR plus a margin. At March 31, 2010, the margins ranged between 0.45% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at March 31, 2010 was 1.3%. This rate does not include the effect of the Partnership’s interest rate swaps (see Note 10).

The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2010 are $111.2 million (remainder of 2010), $183.8 million (2011), $160.8 million (2012), $328.9 million (2013), $705.6 million (2014), and $188.3 million (thereafter).

As at March 31, 2010, the Partnership, OPCO and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
7.	Restructuring Charge

During the three months ended March 31, 2010, the Partnership completed the remaining reflagging of two of its vessels from Norwegian flag to Bahamian flag and changing the nationality mix of its crews. The Partnership commenced the reflagging of a total of seven vessels in March 2009. During the three months ended March 31, 2010 and 2009, the Partnership incurred $0.1 million and $2.2 million, respectively, of restructuring costs. Under this plan, the Partnership recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009. At March 31, 2010 and December 31, 2009, restructuring liabilities of $0.6 million and $1.2 million, respectively, were recorded in accrued liabilities.

8.	Other Income — net

	Three Months Ended March 31,
	2010	2009
	$	$
Volatile organic compound emissions plant lease income	1,510	1,962
Miscellaneous	844	1,116

Other income — net	2,354	3,078

9.	Related Party Transactions and Balances
a.
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of seven of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these time-charter contracts, OPCO earned revenues of $29.1 million and $27.8 million during the three months ended March 31, 2010 and 2009, respectively.

b.
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $3.4 million and $3.1 million during the three months ended March 31, 2010 and 2009, respectively.

c.
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $2.8 million during both the three months ended March 31, 2010 and 2009.

d.
Two of OPCO’s conventional tankers are employed on long-term bareboat charters with a joint venture in which Teekay Corporation has a 50% interest. Pursuant to these charter contracts, OPCO earned revenues of $2.4 million during both the three months ended March 31, 2010 and 2009.

e.
A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, OPCO earned management fees of $0.9 million and $0.8 million during the three months ended March 31, 2010 and 2009, respectively.

f.
Eight of OPCO’S Aframax conventional oil tankers, two FSO units and the FPSO unit are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Partnership incurred general and administrative expenses of $2.1 million and $0.7 million during the three months ended March 31, 2010 and 2009, respectively.

g.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation in connection with the Partnership’s initial public offering, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. Pursuant to these services agreements, the Partnership incurred $8.9 million and $9.2 million during the three months ended March 31, 2010 and 2009, respectively.

h.
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Pursuant to this agreement, the Partnership reimbursed $0.2 million and $0.1 million of these costs during the three months ended March 31, 2010 and 2009, respectively.

i.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
j.
From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary of Teekay Corporation. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $1.8 million during the three months ended March 31, 2009.

k.
On September 10, 2009, the Partnership acquired from Teekay Corporation the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy, for a purchase price of $320 million. The purchase price of $320 million was accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price was greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing debt facilities. The $220 million vendor financing from Teekay Corporation was comprised of two tranches. The senior tranche was a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25% and was repaid in November 2009. The junior tranche of the vendor financing was a $60 million unsecured subordinated debt facility bearing interest at 10% per annum. The junior tranche was repaid on March 22, 2010 using proceeds from a public offering (see Note 3). For the three months ended March 31, 2010, the Partnership incurred interest expense of $1.4 million in relation to the junior tranche of the $220 million vendor financing from Teekay Corporation. (See Note 6).

On the dropdown, all assets and liabilities of the Petrojarl Varg operations, except for the vessel and the contract with Talisman Energy, were retained by Teekay Corporation. These net liabilities retained by Teekay Corporation totalled $175.0 million and were accounted for as a non-cash equity contribution from Teekay Corporation.

The following costs attributable to the operations of the Petrojarl Varg were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

•
General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $1.5 million for the three months ended March 31, 2009, has been allocated to the Partnership.

•
Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Petrojarl Varg of $2.8 million for the three months ended March 31, 2009, has been allocated to the Partnership.

•
Teekay Corporation entered into interest rate swaps to offset increases or decreases in the variable-rate interest payments of the credit facilities that were used to finance the acquisition of the Petrojarl Varg. The realized and unrealized gain on these interest rate swaps allocated to the Partnership was $3.1 million for the three months ended March 31, 2009. The amount is reflected in the realized and unrealized (losses) gains on non-designated derivative instruments.

•
Teekay Corporation entered into foreign exchange forward contracts into to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on operating expenses of the Petrojarl Varg. These foreign exchange forward contracts have been allocated to the Partnership. For the three months ended March 31, 2009, the amount of the gain allocated to the Partnership was $0.8 million, of which ($0.3) million is reflected in vessel operating expenses, $0.1 million in general and administrative expenses, $0.3 million in realized and unrealized gains on non-designated derivative instruments and $0.7 million in other comprehensive income.

•
Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Petrojarl Varg, prior to the acquisition of the vessel by the Partnership, were in certain cases, co-mingled with cash and cash equivalents from other operations of Teekay Corporation. Cash and cash equivalents in co-mingled bank accounts are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of the Dropdown Predecessor are reflected in these financial statements as increases or decreases in Dropdown Predecessor Equity. The net amount of these equity contributions were $18.8 million for the period from January 1, 2009 to March 31, 2009.

l.
At March 31, 2010, due from affiliates totaled $24.1 million (December 31, 2009 — $17.7 million) and due to affiliates totaled $50.7 million (December 31, 2009 — $39.9 million). Due to and from affiliate are non-interest bearing and unsecured.

10.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at March 31, 2010, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in	Amount of Asset/(Liability)		Average	Expected Maturity
	Foreign Currency	(thousands of U.S. Dollars)		Forward	2010	2011	2012
	(thousands)	Hedge	Non-hedge	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	699,504	$3,221	$(56)	6.18	$70,173	$29,685	$13,338
British Pound	4,700	—	29	0.66	1,386	4,963	748
Euro	22,865	(25)	(920)	0.72	17,643	11,497	2,711

		$3,196	$(947)		$89,202	$46,145	$16,797

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings.

As at March 31, 2010, the Partnership was committed to the following interest rate swap agreements:

	Interest	Principal	Fair Value / Carrying	Weighted-Average	Fixed Interest
	Rate	Amount	Amount of Liability	Remaining Term	Rate
	Index	$	$	(Years)	(%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	500,000	39,281	9.2	4.2
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	713,679	49,284	6.9	3.7

		1,213,679	88,565

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2010, ranged from 0.45% and 3.25%.

(2)	Principal amount reduces quarterly or semi-annually.
Tabular disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Current			Current
	portion			portion
	of			of
	derivative	Derivative	Accrued	derivative	Derivative
	assets	assets	liabilities	liabilities	liabilities

As at March 31, 2010
Foreign currency contracts — cash flow hedges	3,392	—	—	(25)	(171)
Foreign currency contracts — not designated as hedges	—	—	—	(714)	(233)
Interest rate swaps — not designated as hedges	—	582	(9,978)	(32,215)	(46,954)

	3,392	582	(9,978)	(32,954)	(47,358)

As at December 31, 2009
Foreign currency contracts — cash flow hedges	6,152	417	—	(15)	—
Foreign currency contracts — not designated as hedges	—	—	—	(265)	(97)
Interest rate swaps — not designated as hedges	—	1,778	(8,048)	(31,572)	(38,230)

	6,152	2,195	(8,048)	(31,852)	(38,327)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that was recognized in (1) other comprehensive income (or AOCI), (2) recorded in accumulated other comprehensive income during the term of the hedging relationship and reclassified to earnings, and (3) the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended March 31, 2010				Three Months Ended March 31, 2009
Balance Sheet				Balance Sheet
(AOCI)	Statement of Income (Loss)			(AOCI)	Statement of Income (Loss)
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion

(2,211)	(48)	(1,125)	Vessel operating expenses	2,775	(5,399)	770	Vessel operating expenses
	(665)	(735)	General and administrative expenses		(564)	1,346	General and administrative expenses

(2,211)	(713)	(1,860)		2,775	(5,963)	2,116

As at March 31, 2010, the Partnership’s accumulated other comprehensive income consisted of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at March 31, 2010, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $0.2 million of net gains on foreign currency forward contracts from accumulated other comprehensive gain to earnings during the next 12 months.

Realized and unrealized gains (losses) of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivatives in the consolidated statements of income. The effect of the gain on derivatives not designated as hedging instruments on the statement of income is as follows:

	Three months ended March 31,
	2010	2009
	$	$
Realized losses relating to:
Interest rate swaps	(10,819)	(9,963)
Foreign currency forward contract	(155)	(3,148)

	(10,974)	(13,111)

Unrealized (losses) gains relating to:
Interest rate swaps	(10,566)	31,235
Foreign currency forward contracts	(584)	2,894

	(11,150)	34,129

Total realized and unrealized (losses) gains on non-designated derivative instruments	(22,124)	21,018

The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

11.	Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended March 31,
	2010	2009
	$	$
Current	(1,488)	(58)
Deferred	8,751	(7,783)

Income tax recovery (expense)	7,263	(7,841)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
12.	Commitments and Contingencies
a)
During the three months ended March 31, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary for a 33% equity interest of the subsidiary. The equity issuance resulted in a dilution loss of ($7.4) million. The non-controlling interest owner of OPCO’s 67% owned subsidiary holds a put option which, if exercised, would obligate OPCO to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value.

b)
The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

13.	Partners’ Equity and Net Income Per Unit
At March 31, 2010, of the Partnership’s total limited partner units outstanding, 65.39% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
On January 1, 2010, all of the Partnership’s subordinated units (9.8 million units) were converted into an equal number of common units as provided for in the partnership agreement.
Net Income Per Unit

Net income per unit is determined by dividing net income (loss), after deducting the amount of net income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.

The General Partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains.

For the purposes of the net income per unit calculation for the quarter ended March 31, 2009, the cash distribution exceeded the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders for the purposes of the net income per unit calculation.

During the quarters ended March 31, 2010 and 2009, the cash distribution exceeded $0.4025 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
14.	Supplemental Cash Flow Information
a)
The Partnership’s consolidated statement of cash flows for the three months ended March 31, 2009 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessel began operations under the ownership of Teekay Corporation. For non-cash changes related to the Dropdown Predecessor, see Note 9k.

b)	The contribution from the non-controlling interest owner described in note 12a has been treated as a non-cash transaction in the Partnership’s statement of cash flows.
15.	Accounting Pronouncements Not Yet Adopted

In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2011, although earlier adoption is allowed. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

16.	Subsequent Events

On April 1, 2010, the Partnership acquired from Teekay Corporation its interest in a FSO unit, the Falcon Spirit, together with its operations and time charter contract, for a purchase price of approximately $43 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2010
PART I — FINANCIAL INFORMATION

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
We are an international provider of marine transportation and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation, a leading provider of marine services to the global oil and natural gas industries, to further develop its operations in the offshore market. Our principal asset is a 51% controlling interest in Teekay Offshore Operating L.P. (or OPCO), which operates a substantial majority of our shuttle tankers and floating storage and offtake (or FSO) units and all of our conventional crude oil tankers. In addition, we have direct ownership interests in two shuttle tankers, one FSO unit and one floating production, storage and offloading (or FPSO) unit. Our growth strategy focuses on expanding our fleet of shuttle tankers and FSO units under long-term, fixed-rate time charters. We intend to continue our practice of acquiring shuttle tankers and FSO units as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We intend to follow this same practice in acquiring FPSO units, which produce and process oil offshore in addition to providing storage and offloading capabilities. We seek to capitalize on opportunities emerging from the global expansion of the offshore transportation, storage and production sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow.
SIGNIFICANT DEVELOPMENTS
On March 22, 2010, we completed a public offering of 4.4 million common units at a price of $19.48 per unit, for gross proceeds of $87.5 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 660,000 units on March 22, 2010, providing additional gross proceeds of $13.1 million (including the general partner’s $0.3 million proportionate capital contribution). We used the total net proceeds from the offering to repay the remaining $60.0 million of the Teekay Corporation vendor financing from the acquisition of the Petrojarl Varg and to finance a portion of the acquisition of Teekay Corporation’s interest in a FSO unit, the Falcon Spirit, together with its operations and time charter contract, for approximately $43 million on April 1, 2010. The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Rayyan oil field off the coast of Qatar in December 2009.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. We also may acquire additional limited partner interests in OPCO or other vessels that Teekay Corporation may offer us from time to time in the future.
Teekay Corporation was also obligated to offer to us, prior to July 9, 2009, existing FPSO units of Teekay Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. We agreed to waive Teekay Corporation’s obligation to offer these FPSO units to us by July 9, 2009 in exchange for the right to acquire these units at any time until July 9, 2010. The purchase price for any such existing FPSO units of Teekay Petrojarl would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the offshore vessels to us.
In addition, Teekay Corporation has ordered four Aframax shuttle tanker newbuildings, which are scheduled to deliver in 2010 and 2011, for a total delivered cost of approximately $480 million. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in these vessels within 365 days of their delivery, provided the vessels are servicing long-term time charter contracts or contracts of affreightment.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 — “Financial Statements: Note 4 — Segment Reporting”.

Items You Should Consider When Evaluating Our Results of Operations
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In September 2009, we acquired the Petrojarl Varg FPSO unit, together with its operations and charter contracts. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interest in the vessel was actually acquired by us are retroactively adjusted to include the results of this acquired vessel. The periods retroactively adjusted include all periods that we and the acquired vessel were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect the vessel and its results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired it when the vessel began operations under the ownership of Teekay Corporation on October 1, 2006. Please read Item 1 — “Financial Statements: Note 1 — Basis of Presentation”.

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, and to a lesser degree in 2009. We expect the trend of significant crew compensation increases to abate in the short term. However, this could change if market conditions adjust. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We took various measures throughout 2009 in an effort to reduce costs, improve operational efficiencies, and mitigate the impact of inflation and price increases and have continued this effort during 2010.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Beginning in 2009, payments under the service agreements have been adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

•
Our net income is affected by fluctuations in the fair value of our derivatives. Our interest rate swaps and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of income as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows, liquidity or cash distributions to partners.

•
Our operations are seasonal and our financial results vary as a consequence of drydockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled drydocking. No vessels were drydocked during the first quarter of 2010. Eleven vessels are scheduled for drydocking in remainder of 2010. From time to time, unscheduled drydockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment.
Shuttle Tanker Segment
As at March 31, 2010, our shuttle tanker fleet consisted of 34 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 34 shuttle tankers, 26 were owned by OPCO (including five through 50% owned subsidiaries and three through a majority owned subsidiary), six were chartered-in by OPCO and two were directly owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time.

The following table presents our shuttle tanker segment’s operating results for the three months ended March 31, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2010 and 2009 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended March 31,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	141,993	138,135	2.8
Voyage expenses	29,054	18,238	59.3

Net revenues	112,939	119,897	(5.8)
Vessel operating expenses	34,163	39,996	(14.6)
Time-charter hire expense	25,038	32,145	(22.1)
Depreciation and amortization	24,955	23,155	7.8
General and administrative (1)	11,260	9,574	17.6
Restructuring costs	119	2,201	(94.6)

Income from vessel operations	17,404	12,826	35.7

Calendar-Ship-Days
Owned Vessels	2,465	2,430	1.4
Chartered-in Vessels	676	909	(25.7)

Total	3,141	3,339	(5.9)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of our owned shuttle tanker fleet for the three months ended March 31, 2010 increased slightly compared to the same period last year due to the acquisition of one previously in-chartered vessel in February 2010 by OPCO’s majority owned subsidiary (or the 2010 Shuttle Tanker Acquisition).
The average size of our chartered-in shuttle tanker fleet decreased in for the three months ended March 31, 2010 compared to the same period last year, primarily due to:
•	the redelivery of three chartered-in vessels to their owners in June 2009, November 2009 and February 2010, respectively; and
•	the 2010 Shuttle Tanker Acquisition.
Net Revenues. Net revenues decreased for the three months ended March 31, 2010 from the same period last year, primarily due to:
•
a decrease of $4.8 million due to fewer revenue days from shuttle tankers servicing contracts of affreightment and fewer project days, as well as lower spot rates earned in the conventional spot market, compared to the same period last year;

•	a decrease of $3.3 million due to the completion of a time-charter in June 2009; and
•	a decrease of $2.3 million due to declining oil production at mature oil fields in the North Sea that are serviced by certain shuttle tankers on contracts of affreightment;
partially offset by
•	an increase of $2.6 million due to increased rates on certain contracts of affreightment and bareboat and time-charter contracts; and
•	an increase of $0.8 million for the three months ended March 31, 2010, due to a decline in non-reimbursable bunker costs as compared to the same period last year.
Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2010, from the same period last year, primarily due to:
•
a decrease of $3.5 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes;

•	a decrease of $2.3 million due to a decrease in costs related to services, spares and consumables during the three months ended March 31, 2010 compared to the same period last year;
•	a decrease of $0.8 million due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement; and
•	a decrease of $0.6 million in crew and manning costs resulting primarily from cost saving initiatives that began in 2009;
partially offset by
•	an increase of $0.9 million due to the 2010 Shuttle Tanker Acquisition; and
•	an increase of $0.7 million in crew training costs during the three months ended March 31, 2010 compared to the same period last year.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2010 from the same period last year, primarily due to:
•	a decrease of $7.3 million resulting from the redelivery of three in-chartered vessels to their owners in June 2009, November 2009 and February 2010, respectively; and
•	a decrease of $1.4 million due to the 2010 Shuttle Tanker Acquisition;
partially offset by
•	an increase of $1.7 million due to increased spot in-chartered for the three months ended March 31, 2010 compared to the same period last year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased slightly for the three months ended March 31, 2010, from the same periods last year, primarily due to increased drydockings in the latter half of 2009 and the 2010 Shuttle Tanker Acquisition.
Restructuring Charges. Restructuring charges was $0.1 million for the three months ended March 31, 2010, resulting from the completion of the reflagging of seven of our vessels from Norwegian flag to Bahamian flag and a change in the nationality mix of our crews. Under this plan, we recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009. We expect the restructuring will result in a reduction in future crewing costs for these vessels.
Conventional Tanker Segment
OPCO owns 11 Aframax conventional crude oil tankers, nine of which operate under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture.
The following table presents our conventional tanker segment’s operating results for the three months ended March 31, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2010 and 2009 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended March 31,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	31,565	30,201	4.5
Voyage expenses	5,651	6,339	(10.9)

Net revenues	25,914	23,862	8.6
Vessel operating expenses	5,714	5,600	2.0
Depreciation and amortization	5,742	5,974	(3.9)
General and administrative (1)	1,193	1,224	(2.5)

Income from vessel operations	13,265	11,064	19.9

Calendar-Ship-Days
Owned Vessels	990	990	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
Net Revenues. Net revenues increased for the three months ended March 31, 2010, from the same period last year primarily due to:
•	an increase of $1.9 million in net bunker revenues due to a general increase in bunker index prices during the three months ended March 31, 2010 compared to the same period last year; and
•
an increase of $0.3 million due to reduced drydockings in the three months ended March 31, 2010 and an increase in the daily hire rates for all nine time-charter contracts with Teekay Corporation compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2010, from the same period last year primarily due to:
•	an increase of $0.6 million for the three months ended March 31, 2010, due to increased costs related to consumables, lube oil, and freight;
partially offset by
•	a decrease of $0.3 million in crew and manning costs; and
•	a decrease of $0.1 million in insurance costs for the three months ended March 31, 2010.
FSO Segment
Our FSO fleet consists of five vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. Of the five FSO units, four are owned by OPCO and one is owned by us. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in a significant decrease in our revenues and a decrease in vessel operating expenses.

The following table presents our FSO segment’s operating results for the three months ended March 31, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2010 and 2009 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except	Three Months Ended March 31,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	18,017	15,089	19.4
Voyage expenses	249	236	5.5

Net revenues	17,768	14,853	19.6
Vessel operating expenses	7,564	5,822	29.9
Depreciation and amortization	5,417	5,402	0.3
General and administrative (1)	670	440	52.3

Income from vessel operations	4,117	3,189	29.1

Calendar-Ship-Days
Owned Vessels	450	450	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
Net Revenues. Net revenues increased for the three months ended March 31, 2010, from the same period last year, primarily due to:
•	an increase of $2.1 million due to foreign currency exchange differences; and
•	an increase of $0.9 million on the Navion Saga due to a one-time reimbursement from customers for certain crewing costs.
Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2010, from the same period last year, primarily due to:
•	an increase of $1.2 million due to weakening of the U.S. Dollar against the Australian Dollar; and
•	an increase of $0.4 million in crew and manning costs for the three months ended March 31, 2010.
FPSO Segment
Our FPSO fleet began as a result of our acquisition of the Petrojarl Varg and consists of this one owned vessel that operates under a fixed-rate time charter. We use the FPSO unit to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results for the three months ended March 31, 2010 and 2009 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except	Three Months Ended March 31,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	27,222	23,412	16.3
Vessel operating expenses	10,126	9,205	10.0
Depreciation and amortization	5,121	5,633	(9.1)
General and administrative (1)	1,346	1,449	(7.1)

Income from vessel operations	10,629	7,125	49.2

Calendar-Ship-Days
Owned Vessel	90	90	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
The FPSO unit, the Petrojarl Varg, was acquired from Teekay Corporation in September 2009. However, as a result of the inclusion of the Dropdown Predecessor, the Petrojarl Varg has been included for accounting purposes in our results as if it was acquired on October 1, 2006, when Teekay Corporation acquired its initial 65% interest in the Petrojarl Varg. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control” above).
Revenues. Revenues increased for the three months ended March 31, 2010, from the same period last year as the Petrojarl Varg commenced a new four-year fixed-rate contract extension with Talisman Energy beginning in the third quarter of 2009.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2010, from the same period last year primarily due to:
•	an increase of $0.8 million for the three months ended March 31, 2010 due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year; and
•	an increase of $0.5 million due to increased repairs during the three months ended March 31, 2010 compared to the same period last year;
partially offset by
•
a decrease of $0.3 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three months ended March 31, 2010, from the same period last year due to a reassessment of the residual value of the vessel.
Other Operating Results
General and Administrative Expenses. General and administrative expenses have increased to $14.5 million for the three months ended March 31, 2010 from $12.7 million for the same period last year mainly due to an increase in unrealized losses on foreign currency forward contracts that are or have been designated as hedges for accounting purposes.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $8.0 million for the three months ended March 31, 2010 from $13.4 million for the same period last year, primarily due to:
•	a decrease of $5.1 million due to a decline in interest rates during the three months ended March 31, 2010 compared to the same period last year; and
•	a decrease of $0.4 million for the three months ended March 31, 2010, related to scheduled repayments and prepayments of debt during 2009 and 2010.
Realized and Unrealized (Losses) Gains on Non-designated Derivatives. Net realized and unrealized (losses) gains on non-designated derivatives was ($22.1) million for the three months ended March 31, 2010, compared to $21.0 million for the same period last year, as detailed in the table below:

	Three Months Ended March 31,
(in thousands of U.S. Dollars)	2010	2009

Realized losses
Interest rate swaps	(10,819)	(9,963)
Foreign currency forward contracts	(155)	(3,148)

	(10,974)	(13,111)

Unrealized (losses) gains
Interest rate swaps	(10,566)	31,235
Foreign currency forward contracts	(584)	2,894

	(11,150)	34,129

Total realized and unrealized (losses) gains on non-designated derivative instruments	(22,124)	21,018

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains (losses) was $0.6 million for the three months ended March 31, 2010, compared to ($1.7) million for the same period last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax Recovery (Expense). Income tax recovery (expense) was $7.3 million for the three months ended March 31, 2010 compared to ($7.8) million for the same period last year. The $15.1 million increase to income tax recovery was primarily due to an increase in deferred income tax recovery relating to unrealized foreign exchange translation losses.
Other Income. Other income was $2.4 million for the three months ended March 31, 2010, compared to $3.1 million for the same period last year, which was primarily comprised of leasing income from our VOC equipment.
Net Income. As a result of the foregoing factors, net income amounted to $25.7 million for the three months ended March 31, 2010, compared to net income of $36.1 million for the same period last year.

Liquidity and Capital Resources
Liquidity and Cash Needs
As at March 31, 2010, our total cash and cash equivalents were $136.6 million, compared to $101.7 million at December 31, 2009. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $301.1 million as at March 31, 2010, compared to $285.7 million as at December 31, 2009. The 2009 cash and liquidity amounts exclude amounts attributable to the Dropdown Predecessor. The increase in liquidity was primarily the result of cash flow from operations.
In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.
We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.
The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended March 31,
	2010	2009
	($000’s)	($000’s)

Net cash flow from operating activities	72,380	60,915
Net cash flow used in financing activities	(42,062)	(47,743)
Net cash flow from investing activities	4,544	3,043
Operating Cash Flows. Net cash flow from operating activities increased to $72.4 million for the three months ended March 31, 2010, from $60.9 million for the same period in 2009 primarily due to an increase in net revenues, decreases in vessel operating, time-charter hire and interest expenses and a decrease in drydocking expenditures, partially offset by a net decrease in changes to non-cash working capital items. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances, shuttle tanker utilization and spot market hire rates. The number of vessel drydockings may vary from year to year.
Financing Cash Flows. During the three months ended March 31, 2010, scheduled debt repayments and prepayments on debt totaled $119.0 million. Net proceeds from long-term debt of $62.0 million was used primarily to prepay long term debt and to finance a portion of the acquisition of the Falcon Spirit from Teekay Corporation.
On March 22, 2010, we completed a public offering of 5.1 million common units (including 660,000 common units acquired by the underwriters upon exercise of their overallotment option). The total net proceeds from the offering (including the general partner’s total contribution of $2.0 million) were $96.1 million. The net proceeds were used to repay the remaining $60.0 million of the Teekay Corporation vendor financing related to the acquisition of the Petrojarl Varg and to finance a portion of the acquisition of Teekay Corporation’s interest in the Falcon Spirit.
During the three months ended March 31, 2009, scheduled debt repayments and prepayments on debt totaled $38.2 million.
Cash distributions paid by our subsidiaries to non-controlling interest during the three months ended March 31, 2010 and 2009 totaled $19.5 million and $13.9 million, respectively. Cash distributions paid by us to our unitholders and general partner during the three months ended March 31, 2010 and 2009 totaled $17.7 million and $14.4 million, respectively. Subsequent to March 31, 2010, cash distributions for the three months ended March 31, 2010 were declared and paid on May 14, 2010 and totaled $21.5 million.
Investing Cash Flows. During the three months ended March 31, 2010, net cash flow from investing activities was $4.5 million, primarily relating to scheduled lease payments of $5.7 million received from the leasing of our volatile organic compound emissions equipment, partially offset by investment in direct financing lease assets.
During the three months ended March 31, 2009, net cash flow from investing activities was $3.0 million, primarily relating to scheduled lease payments of $5.5 million received from the leasing of our volatile organic compound emissions equipment, partially offset by expenditures for assets and equipment.

Credit Facilities
As at March 31, 2010, our total debt was $1.68 billion, compared to $1.74 billion as at December 31, 2009. As at March 31, 2010, we had eight revolving credit facilities available, which, as at such date, provided for borrowings of up to $1.58 billion, of which $164.5 million was undrawn. As at March 31, 2010, each of our six 50% owned subsidiaries had an outstanding term loan, which, in aggregate, totaled $263.7 million. The 50% owned subsidiaries term loans reduce in semi-annual or quarterly payments with varying maturities through 2017. Please read Item 1 — Financial Statements: Note 6 — Long-Term Debt.
Our eight revolving credit facilities are described in Note 6 — Long-Term Debt, to our consolidated financial statements included in this report.
Five of the revolving credit facilities contain covenants that require OPCO to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. One of the revolving credit facilities contain covenants that require us to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of our total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of $50.0 million and 5.0% of Teekay Corporation’s total debt which has recourse to Teekay Corporation. As at March 31, 2010, we, OPCO and Teekay Corporation were in compliance with all of our covenants under these credit facilities.
The term loans of our 50% owned subsidiaries are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at March 31, 2010, we had guaranteed $83.7 million of these term loans, which represents our 50% share of the outstanding vessel mortgage debt in five of these 50% owned subsidiaries. Teekay Corporation and the other owner have guaranteed $48.1 million and $131.9 million, respectively.
Interest payments on the revolving credit facilities and term loans are based on LIBOR plus a margin. At March 31, 2010, the margins ranged between 0.45% and 3.25%.
All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the six 50% owned subsidiaries and our revolving credit facility agreements contain typical covenants and other restrictions, including, in some cases, those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions when in default of the relevant loans;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges or granting certain liens;

•	selling, transferring, assigning or conveying assets; or

•	entering into a new line of business.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2010:

		Balance	2011	2013
		of	and	and	Beyond
	Total	2010	2012	2014	2014
	(in millions of U.S. dollars)
Long-term debt (1)	1,678.6	111.2	344.6	1,034.5	188.3
Chartered-in vessels (operating leases)	211.3	54.7	103.4	46.4	6.8

Total contractual obligations	1,889.9	165.9	448.0	1,080.9	195.1

(1)
Excludes expected interest payments of $15.7 million (remainder of 2010), $36.9 million (2011 and 2012), $18.5 million (2013 and 2014) and $3.7 million (beyond 2014). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 3.25% as at March 31, 2010.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 5 — Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009.
Goodwill
As of March 31, 2010, the shuttle segment has goodwill attributable to it. During the third quarter of 2009, we determined there were indicators of impairment present within the shuttle tanker reporting unit. Consequently, an interim goodwill impairment test was conducted on this reporting unit. This interim goodwill impairment test determined that the fair value of the reporting unit exceeded its carrying value by approximately 75%. As of March 31, 2010, the carrying value of goodwill for this reporting unit was $127.1 million. Key assumptions that impact the fair value of this reporting unit include our ability to do the following: maintain or improve the utilization of our vessels; redeploy existing vessels on the expiry of their current charters; control or reduce operating expenses, pass on operating cost increases to our customers in the form of higher charter rates; and continue to grow the business. Other key assumptions include the operating life of our vessels, our cost of capital, the volume of production from certain offshore oil fields, and the fair value of our credit facilities. If actual future results are less favorable than expected results in one or more of these key assumptions, a goodwill impairment may occur.
However, certain factors that impact our goodwill impairment test are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2010 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;

•	results of operations and revenues and expenses;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation;

•	obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;

•	delivery dates of and financing for newbuildings or existing vessels;

•	vessel operating and crewing costs for vessels;

•	entrance into joint ventures and partnerships with companies;

•	the commencement of service of newbuildings or existing vessels;

•	the duration of drydockings;

•	potential newbuilding order cancellations;

•	the future valuation of goodwill;

•	our liquidity needs;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in the Partnership’s expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2009. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2010

PART I — FINANCIAL INFORMATION

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The tables below provide information about financial instruments as at March 31, 2010 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.
Expected Maturity Date

	Balance
	of							Fair Value
	2010	2011	2012	2013	2014	Thereafter	Total	Liability	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	111.2	183.8	160.8	328.9	705.6	188.3	1,678.6	(1,569.9)	1.3%

Interest Rate Swaps:
Contract Amount (3)	67.1	108.7	214.2	119.9	40.3	663.5	1,213.7	(88.6)	3.9%
Average Fixed Pay Rate (2)	2.9%	2.7%	2.5%	2.6%	4.8%	4.8%	3.9%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of March 31, 2010 ranged from 0.45% to 3.25%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
Foreign Currency Fluctuation Risk
Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We may continue to seek to hedge certain of our currency fluctuation risks in the future. At March 31, 2010, we were committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in	Amount of Asset/(Liability)		Average	Expected Maturity
	Foreign Currency	(thousands of U.S. Dollars)		Forward	2010	2011	2012
	(thousands)	Hedge	Non-hedge	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	699,504	$3,221	$(56)	6.18	$70,173	$29,685	$13,338
British Pound	4,700	—	29	0.66	1,386	4,963	748
Euro	22,865	(25)	(920)	0.72	17,643	11,497	2,711

		$3,196	$(947)		$89,202	$46,145	$16,797

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 18.6 million (U.S. Dollar 3.1 million) at March 31, 2010. Neither we nor OPCO have entered into any forward contracts to protect against currency fluctuations on any future taxes.
Commodity Price Risk
We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at March 31, 2010, we are not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
March 31, 2010
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, which could materially affect our business, financial condition or results of operations.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) FILED WITH THE SEC ON MAY 6, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: June 7, 2010	By:	/s/ Peter Evensen Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)